02053016

TES
IGE COMMISSION
. 20549

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AUG 2 9 2002
WASH. D.C. 154 SECTION

9-3-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westminster Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 South Dixie Drive
(No. and Street)

Vandalia	Ohio	45377
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher J. Broderick (937) 898-5010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Christopher J. Broderick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westminster Financial Securities, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public 03/26/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westminster Financial Securities, Inc.
Financial Statements and Additional Information
For the Year Ended June 30, 2002

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report Of Independent Auditors

To The Board of Directors
Westminster Financial Securities, Inc.

We have audited the accompanying statement of financial condition of Westminster Financial Securities, Inc., (a wholly-owned subsidiary of Westminster Financial Companies, Inc.), as of June 30, 2002, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westminster Financial Securities, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy + Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
August 2, 2002

Westminster Financial Securities, Inc.
Statement of Financial Condition
June 30, 2002

Assets	
Current assets	
Cash and cash equivalents	$ 721,785
Cash, segregated and restricted	30,498
Prepaid expenses	3,789
Commissions receivable, no allowance for doubtful accounts is deemed necessary	37,587
Advances	45,197
Marketable securities	25,815
Other securities	6,077
Deferred federal income tax	1,000
Total current assets	871,748
Office equipment and leasehold improvements, at cost, less accumulated depreciation of $136,998	140,469
Related party receivable	187,604
Deposits	1,336
Goodwill	30,000
Total assets	$1,231,157
Liabilities and stockholder's equity	
Current liabilities	
Accounts payable, trade	$ 25,836
Related party payables	8,402
Cafeteria plan payable	4,557
Accrued salaries and commissions	367,973
Accrued profit sharing plan contribution	61,185
Accrued regulatory fees	69,685
Payroll taxes payable	12,812
Federal income tax payable	3,300
Total current liabilities	553,750
Deferred federal income taxes	15,000
Related party payable	50,481
Total liabilities	619,231
Stockholder's equity	
Common shares, no par value; authorized 1,000 shares, issued and outstanding 500 shares, at stated value	50,000
Additional paid-in capital	233,250
Retained earnings	328,676
Total stockholder's equity	611,926
Total liabilities and stockholder's equity	$1,231,157

The accompanying notes are an integral part of these financial statements

Westminster Financial Securities, Inc.
Statement of Income
For The Year Ended June 30, 2002

Revenues	
Commissions	$8,018,438
Interest and dividends	17,435
Unrealized loss	(2,775)
Other income	97,220
Total revenues	8,130,318
Expenses	
Commissions and other compensation	6,723,207
Employee benefits	257,373
Professional fees	83,871
Occupancy	153,968
Taxes, other than federal income tax	118,423
Other operating expenses	672,643
Total expenses	8,009,485
Income before federal income tax	120,833
Federal income tax	9,400
Net income	$ 111,433

The accompanying notes are an integral part of these financial statements

Westminster Financial Securities, Inc.
Statement of Stockholder's Equity
For The Year Ended June 30, 2002

	Common Shares		Additional	
	Shares	Amount	Paid-In Capital	Retained Earnings
Beginning Balances	500	$50,000	$233,250	$217,243
Additional Paid-In Capital	--	--	--	--
Net Income (Loss)	--	--	--	111,433
Ending Balances	500	$50,000	$233,250	$328,676

The accompanying notes are an integral part of these financial statements

Westminster Financial Securities, Inc.
Statement of Cash Flows
For The Year Ended June 30, 2002

Cash flows from operating activities	
Net income (loss)	$ 111,433
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	19,013
Unrealized loss on investments	2,775
(Increase) decrease in:	
Segregated and restricted cash	238
Commissions receivable	58,369
Advances	(27,210)
Other securities	(6,077)
Prepaid expenses	(248)
Deposits	(1,215)
Increase (decrease) in:	
Accounts payable	(38,361)
Related party payables	(18,706)
Accrued salaries and commissions	27,712
Accrued retirement plan contribution	58,544
Cafeteria plan payable	4,557
Accrued reg. fees	69,685
Payroll taxes payable	6,007
Income taxes payable	3,300
Deferred federal income tax liability	6,100
Net cash provided by operating activities	275,916
Cash flows from investing activities	
Related party receivable	(20,417)
Proceeds from asset sale	1,912
Purchase of office equipment	(35,313)
Purchase of goodwill	(30,000)
Purchase of investments	(28,590)
Net cash provided by investing activities	(112,408)
Cash flows from financing activities	
Net cash provided (used) by financing activities	0
Increase (decrease) in cash and cash equivalents	163,508
Unrestricted cash and cash equivalents at beginning of year	558,277
Unrestricted cash and cash equivalents at end of year	$ 721,785

The accompanying notes are an integral part of these financial statements

Note A – Summary of Significant Accounting Policies

Business

Westminster Financial Securities, Inc. (the Company) is a registered broker/dealer engaged primarily in selling mutual funds and other securities. The Company is headquartered in Vandalia, Ohio, and has representatives located throughout the United States.

Customers' securities transactions are recorded on a settlement date basis, and the related commission revenues and expenses are accrued on a trade date basis. All securities transactions are carried on a fully-disclosed basis, and non-mutual fund transactions are cleared through other brokers.

The Company is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(ii).

Office Equipment and Leasehold Improvements

Office equipment and leasehold improvements are carried at cost. Depreciation is provided using the straight-line and accelerated methods over their estimated useful lives and was $19,013 during the year.

Components of office equipment and leasehold improvements follow:

	Cost	Accumulated Depreciation
Office equipment	$261,620	$131,580
Leasehold improvements	15,847	5,418
	$277,467	$136,998

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short term investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and loss and expense carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will

Note A – Summary of Significant Accounting Policies (Cont'd)

either be taxable to deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Income taxes are calculated and reported using the "separate entity" method. The Company reports its share of federal income tax liability or benefits at an effective rate of 15%.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Segregated Cash

The segregated and restricted cash represents amounts withheld from employees for the Company's cafeteria plan, cash segregated in a special reserve bank account for the benefit of customers and $25,000 on deposit with the clearing brokerage firm.

Note C - Related Party Transactions

The Company is a wholly-owned subsidiary of Westminster Financial Companies, Inc. as a result of a reorganization agreement entered into on January 1, 1998. Westminster Financial Advisory Corporation and Westminster Financial Agencies are other wholly-owned subsidiaries of Westminster Financial Companies, Inc. All three subsidiaries share common office space, equipment, personnel, and certain other operating expenses. Costs and expenses are share based on management's utilization estimates.

The Company received approximately $32,000 from its parent in reimbursed expenses, approximately $537,000 from Westminster Financial Advisory, and $167,000 from Westminster Financial Agencies in reimbursed expenses; and paid approximately $17,000 to Advisory and $51,000 to Agencies during the year for expenses.

As of the end of the year, nineteen unsecured officers, employee or rep's. receivables totaled $45,197, with none greater than $21,675 at no interest.

Note C - Related Party Transactions (Cont'd)

As of the end of the year, Westminster Financial Companies owes $187,604 (interest is paid at 5% annually) to the Company. The receivable is unsecured.

As of the end of the year, the Company owes its parent $50,481 for past income taxes, Advisory $640, and Agencies $7,762 for expenses.

The Company leases its office space month-to-month from Brazie Family Properties, LTD., a limited liability company owned by certain shareholders of Westminster Financial Companies, Inc. for $6,300 per month. The company paid rent of $148,771 during the year, of which $75,600 was paid to the related party.

Note D - Lease Commitments

The Company assumed an office lease in Palm Beach for $6,956 per month through December 2002; $7,234 per month through December 2003; $7,857 through December 2004; $8,157 through December 2005, and $8,470 through December 2006.

The Company also leases office equipment. Minimum payments required for the next five years follow:

June 30,	
2003	$ 89,752
2004	$ 91,842
2005	$ 97,380
2006	$101,058
2007	$ 51,900

Note E - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2002, the Company had net capital of $206,320 which was $156,320 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 2.93 to 1.

Note F - Profit-Sharing Plan

The Company sponsors a profit-sharing plan with employee deferral provisions for employees who meet certain eligibility requirements. The Company has expensed contributions of $140,946 to the plan during the year. The Company's policy is to fund the contributions within the time requirements of the Internal Revenue Service.

Note G – Cash Flow Disclosure

The Company paid income taxes of $2,072 and no interest during the year.

Note H - Income Taxes

The income tax provision consists of federal income taxes as follows:

Currently payable	$3,300
Deferred	
Due to Sec. 179 carryforward	(600)
Due to depreciation method	7,100
Due to unrealized loss	(400)
Income tax provision	$9,400

The Company has a Section 179 carryforward of $3,758 which does not expire.

Note I – Concentration of Credit Risk

The Company maintains more than sixty accounts with banks and with Pershing. The accounts with Key Bank exceeded the maximum of $100,000 insured by FDIC. This practice does not serve to limit the Company's exposure to credit risk. Balances as of the end of the year follow:

	Book Balance	Bank Balance
Key Bank	$255,651	$351,065
Insured by FDIC	(100,000)	(100,000)
Amount at Risk	$155,651	$251,065

Note J – Line of Credit

The Company has a maximum $20,000 Line of Credit available from Key Bank. It has not drawn on this line as of June 30, 2002.

Note K – Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Additional Information

Westminster Financial Securities, Inc.
Computation of Net Capital
June 30, 2002

Computation of net capital	
Total stockholder's equity qualified for net capital	$611,926
Addition for allowable credits-deferred income taxes	15,000
Deductions and/or charges - non-allowable assets:	
Related party receivables	(187,604)
Advances	(45,197)
Fixed assets, net	(140,469)
Goodwill	(30,000)
Prepaid expenses	(3,789)
Deposits	(1,336)
Net capital before haircuts	$218,531
Haircuts on securities:	
Money market accounts (2%)	(7,427)
Marketable securities (15%)	(4,784)
Net capital	$206,320
Computation of basic net capital requirement	
Minimum net capital requirements:	
6.67% x $604,231	$ 40,302
Minimum dollar requirement	$ 50,000
Net requirement	$ 50,000
Excess net capital at 1,500%	$156,320
Excess net capital at 1,000%	$145,897
Ratio: Aggregate indebtedness to net capital	2.93 to 1
Computation of aggregate indebtedness	
Accounts payable	$ 25,836
Cafeteria plan payable	4,557
Accrued salaries and commissions	367,973
Accrued profit sharing plan contribution	61,185
Accrued regulatory fees	69,685
Payroll taxes payable	12,812
Related party payables	58,883
Federal income tax payable	3,300
Total aggregate indebtedness	$604,231

Westminster Financial Securities, Inc.
Statement Pursuant to Rule 17a-5(d)(4)
June 30, 2002

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of June 30, 2002 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	June 30, 2002
Net capital, as reported in company's form X-17a-5, Part IIA	$216,277
Net audit adjustments	(9,957)
Net capital, as reported in Schedule I	$206,320

Inasmuch as Westminster Financial Securities, Inc. is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
Westminster Financial Securities, Inc.

In planning and performing our audit of the financial statements of Westminster Financial Securities, Inc. for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy + Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
August 2, 2002

Financial Statements
And Additional Information

Westminster Financial Securities, Inc.

For the Year Ended June 30, 2002
With Report of Independent Auditors